

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

<u>Via E-mail</u>
Michael J. Dunn, Jr.
President and Chief Executive Officer
Suburban Propane Partners, L.P.
Suburban Energy Finance Corp.
240 Route 10 West
Whippany, NJ 07981

> **Re:** **Suburban Propane Partners, L.P.**
> **Suburban Energy Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed September 19, 2012**
> **File No. 333-183987**

Dear Mr. Dunn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the *Exxon Capital Holdings Corporation* (May 13, 1988), *Morgan Stanley & Co. Incorporated* (June 5, 1991) and *Shearman & Sterling* (July 2, 1993) no-action letters. Please include in your letter the supplemental representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

<u>Industry and Market Data, page ii</u>

2. We note your disclosure that with regard to market and survey information presented in your prospectus that you "make no representation as to the accuracy of such

information." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Expiration Date; Extensions; Amendments, page 26

3. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

4. In addition, you reserve the right "to delay accepting any old notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions, page 30

5. We note your disclosure that you "may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if: …" All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Incorporation of Information Filed with the SEC, page 80

6. Please revise the documents you have listed to incorporate by reference the Form 8-Ks filed on October 20 and October 27, 2011 and the additional Form 8-K filed on July 19, 2012. See Item 11(a)(2) of Form S-4. In this regard, please also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05), available in the Division of Corporation Finance section of our website.

Undertakings, page 84

7. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 229.01). Please also include the undertakings required by Item 512(a)(6) and 512(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc:    Charles E. Dropkin, Esq.
       Proskauer Rose LLP